ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

20 April, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release re Anglo American plc – Annual General Meeting 2005 dated 20 April 2005

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

ANGLO AMERICAN

News Release

20 April 2005

Anglo American plc - Annual General Meeting 2005
Address to shareholders by the Chairman and Chief Executive

At Anglo American plc's Annual General Meeting for shareholders in London today (20 April 2005), Sir Mark Moody-Stuart, Chairman, and Tony Trahar, Chief Executive, made the following remarks:

Sir Mark Moody-Stuart:
"Ladies and Gentlemen, 2004 was the best year of growth in the global economy for over 20 years. This recovery underpinned strong commodity prices with the material-intensive growth in China being a key determinant. Nonetheless, these strong US dollar prices were partially offset for Anglo American by the continued weakness of the dollar, especially relative to the South Africa rand, the Euro and the Australian dollar. Against this background, and at a point in the cycle when the greatest beneficiaries tend to be producers of bulk commodities, the board were pleased with the record, 59%, increase in Anglo American's headline earnings for 2004.

Taking into account the record results, and in line with the board's policy of progressively increasing dividends, the board is recommending an increase in the final dividend of 12 cents from 39 cents to 51 cents a share. If approved by shareholders, this will result in a 30% increase in the total dividend for 2004 to 70 cents a share, covered 2.7 times by earnings.

I should also say that whilst commodity prices and exchange rates will always have a crucial influence over our results, the undoubted benefits of the cycle were amplified by: the substantial changes engineered in our portfolio over the last five years; by the strong internal growth opportunities which the Group has generated; and by an ambitious programme of cost savings.

As the Chief Executive will outline, the results reflect our improved geographical diversity - with the Americas contributing over 40% of headline earnings - and the value-adding enhancements made to our asset base. Management have shown restraint in their acquisition strategy and they have realised strong value creation, for example, from the De Beers transaction; from the acquisition of the former Disputada copper assets in Chile and the purchase of stakes in Cerrejon Coal and Kumba Resources and from paper and packaging assets such as the Syktyvkar mill in Russia. I do not doubt the commitment of management to acquisitive opportunism –

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

but equally in such a cyclical business we are wise to be cautious about not over-paying now and repenting at leisure.

Although we will be addressing elections to the board in detail a little later, I should like to pay tribute to three retiring Directors and to explain the thinking behind the nominations that have been put before you. First, I should like to thank Bill Nairn, who retired as Group Technical Director at the end of 2004. He played a key role in reshaping our technical disciplines and has given leadership to our unrelenting drive to improve our safety performance. Amongst our Non-Executive Directors, two have decided not to seek re-election – Sir David Scholey and Goran Lindahl – both of whom have brought their significant international business experience to our deliberations and made an important contribution to the work of the board. I thank them both for their insights.

Tony Lea, our Finance Director, will retire from the board at the end of 2005 after long and distinguished service with the Group. I will say more about him at next year's meeting and he will continue to be available as a consultant. He will hand over as Finance Director to Rene Medori in September. Subject to approval, Rene will join the board in June from his current role as Finance Director of BOC plc. Barry Davison will also retire from the board in December, but will continue for a further period as Chairman of Anglo Platinum and a director of a number of Group companies.

As part of our development of our senior executives we have also proposed that two new Executive Directors should join the board: Simon Thompson and David Hathorn. Simon Thompson has been the architect of the re-shaping of our Base Metals business unit – which became by far the biggest contributor to earnings in 2004 – and is now the Chairman of Base Metals, Industrial Minerals and of the Exploration Council. David Hathorn is the Chairman and Chief Executive of our Paper and Packaging businesses and has been the strategist behind its rapid expansion, especially in Europe. We are also proposing an additional independent Non-Executive for election to the board – Ralph Alexander. He is an American citizen who currently Heads BP Petrochemicals and brings with him extensive experience of international energy businesses.

Ladies and Gentlemen, during 2004 I visited Anglo American operations in countries as disparate as South Africa, Mozambique, Russia and China – and covering almost all of our business units. I was very impressed by the professionalism of the people whom I met, the consistent emphasis on safety, the zest for innovation and problem solving and their commitment to improving our impacts on local communities.

We increasingly expect our managers not only to uphold high standards of technical and commercial performance, but also to be adaptable and to embrace the new skills that are implied by our commitment to sustainable development. We have made significant strides in improving the management and development of our employees. We must ensure that we bring the same rigour and professionalism to managing our human resources as we do to managing our big capital assets. Hence there is an increasing emphasis, throughout the organisation, on entrenching a performance

culture and a focus – at least annually – on personal development and talent management. You will also have noted, from our recently published 'Report to Society', our strong emphasis on improving communication with employees, on training and the big increase in the number of apprentices and bursars whom we are supporting. Taken together they amount to a substantial investment in our talent pipeline. In a year of exceptional performance I should also like to record the thanks of the Board to our employees at all levels for their work and commitment.

A key attribute that we look for from our managers is leadership. I saw this in many places but most notably at our Goedehoop colliery in South Africa. This is a strong performer in relation to production and profitability but it is also a leader in the battle against HIV/AIDS and – in particular – to get employees to confront their HIV status through Voluntary Counselling and Testing – or VCT. By the end of 2004, the level of participation in VCT at Goedehoop stood at over 90% and of those on anti-retroviral therapies all were able to do normal work and to continue supporting their families. Moreover, I understand that at the beginning of the year they turned the testing counter back to zero and already, in the first quarter, one third of employees have come forward to repeat their test. I also understand that such is the focus on the HIV issue, the level of infection at Goedehoop seems to be being contained. We need to spread this level of performance to our other operations in Southern Africa. Anglo American's leadership role on HIV is not only part of our commitment to making a difference to the societies in which we work but also a prudent investment in the preservation of the human capital within our business.

The natural resources and mining businesses have a significant operational environmental and social 'footprint'. This carries with it a responsibility to minimise our negative impacts on the societies around us and to accentuate our positive impacts. At last year's meeting I spoke about the Extractive Industries Review and the role of mining as a trigger for wider development. The World Bank has shown considerable skill in using the outcomes of the Review as a starting point basis for the revision of its Performance Standards, whilst rejecting some of the more extreme options contained in the Salim Report. But during the rest of this year, with the focus of the G8 Summit being on poverty alleviation in Africa and the UN Review Conference of the Millennium Development Goals taking place in September, there will be continuing scrutiny of business' role in development. There are undoubtedly dangers of some groups seeking to push onto the shoulders of companies, responsibilities that are more properly matters for governments. But we also have a clear interest in the healthy development of the countries and communities where we do business and in showing that the responsible exploitation of natural resources is an opportunity rather than a curse.

Thus at an international level we have been strong supporters of the Extractive Industries Transparency Initiative – to help ensure that the tax revenues that we generate find their way to legitimate purposes. At a national level within South Africa we are playing an active and committed role in the transformation process required to address the continuing legacies of the apartheid era. This involves not only opening up equity participation for black economic empowerment companies but also seeking

to spread opportunities through our purchasing strategies, local business development and social investment. This work is being ably led by Lazarus Zim, the newly-appointed Chief Executive of Anglo American South Africa.

Moreover, at a community level, our innovative Socio-Economic Assessment Toolbox – or SEAT - process is making a big difference in ensuring that our operations have a rounded understanding of the concerns and priorities of the communities around them. SEAT assessments are in the field at about 35 locations around the globe in nine countries. Earlier this month, together with Karel van Miert and David Challen, I visited our paper and packaging plant at Syktyvkar in Russia to be briefed on their application of the methodology. What has resulted is a better understanding of risk and an action plan in areas like health monitoring, local business development and greater transparency in tendering processes. I should emphasise that this is not window dressing – understanding the social and political dynamics of the societies where we operate is fundamental to maintaining our licences to operate and our future access to resources.

I should like at this point to thank on your behalf those who chair committees of the board, David Challen – audit committee, Rob Margetts – remuneration, Fred Phaswana – nomination and Chris Fay – Safety and Sustainable Development. Their work and comprehensive reports to the full board are a significant contribution to the effectiveness of your board. But all the non-executive directors are involved during the year in working visits to sites. Apart from the Russian visit just mentioned, the Safety and SD committee and other members of the board visited Mondi operations at Richards Bay and Kumba operations at the Sishen mine in conjunction with our annual board strategy meeting in South Africa, as well as a Safety and SD committee visit to operations in Chile and Brazil. Göran Lindahl also visited our operations in Zimbabwe. These visits, normally combined with other travel, are an excellent way of directors becoming acquainted not only with our operations, but with the people who run them. We also find that the visits contribute greatly to corporate cohesion and morale in the sites.

I will now ask the Chief Executive to report on the performance of Anglo American's businesses during 2004 and on the prospects for the current year.

Tony Trahar:
"Thank you Chairman. In 2004, our Group experienced generally buoyant global economic conditions, which were reinforced by burgeoning Chinese demand, and resulted in high US dollar prices for almost all our mining products, albeit offset to some extent by the strength of the Rand and the Euro, which adversely affected our South African and European export businesses. The Group continued with its expansion programme and a number of new projects were commissioned successfully during the year. Overall we were very pleased to report record profits of $2.69 billion and earnings per share up 57% to $1.88 per share.

Cost savings and leveraging our knowledge

At the time of our results announcement I said that 2004 was a year 'spent in the engine room' – strengthening the efficient running of our asset base. We achieved record cost and efficiency savings of $554 million and have set a further target of $350 million for 2005. Management and structural reorganisations have been implemented in the Platinum, Paper and Packaging and Industrial Minerals businesses. We are also seeking to optimise the benefits of being a global Group across all our operations, including the areas of technical, procurement, information technology and sustainable development. Over the next 18 months we will, for example, be establishing a Group wide information Portal. This will not only improve communication but also provide a platform for faster and easier sharing of information and best practice within and between business units and will assist collaborative problem solving. We believe that there is significant value to be unlocked through the faster spread of 'innovation' and 'best practice'. We are also improving talent management across the Group in order to create more attractive career paths for high potential managers.

Another cross-Group project will see a drive to improve energy efficiency. We consume energy equivalent to a medium-sized country like Chile or Finland and we believe that there are cost, efficiency and environmental justifications for a major focus on improving performance in this area.

Acquisitions, Disposals and Projects

During 2004, disposals worth $2.1 billion were completed. These included the sale of our 20% stake in Gold Fields for $1.2 billion - yielding a profit of some $464 million. Other disposals included the sale of Hudson Bay Mining and Smelting for $257 million and our 49% stake in Terra Industries for $255 million. We continue to evaluate further disposals as part of optimising our asset base.

In terms of acquisitions, the $1.4 billion merger between AngloGold and Ashanti Goldfields was completed, strengthening AngloGold Ashanti's resource base and production capacity. Anglo Paper and Packaging also acquired the 30% outstanding interest in Frantschach and the Bauernfeind packaging businesses in Central Europe for a combined cost of $822 million.

Having spent $15 billion on some very attractive acquisitions over the last six years, we are cautious about pursuing an aggressive acquisitions strategy at currently high valuations in our precious commodities and metals and minerals businesses. We are, however, fortunate in having one of the strongest project pipelines in the industry. We have some $4.7 billion in approved and a further $8 billion in, as yet, unapproved projects across all our business units and geographies.

We have built a track record of value enhancing acquisitions over the last five years and have also greatly improved the quality of our asset base. We have significant greenfield or brownfield expansions underway in most of our businesses around the world. Moreover, we have a solid record of sound project management which last year involved ramping up the Skorpion zinc mine in Namibia to 95% of design capacity and

successfully commissioning a number of projects including the Collahuasi Rosario project in Chile, the new Buxton cement plant in the UK and the Ruzomberok pulp and paper project in Slovakia.

New Geographies

No one with an interest in commodity markets can fail to be aware of the pivotal role of Chinese demand. Indeed changes in sentiment regarding the perceived robustness of Chinese growth were a source of significant volatility during 2004. China is already a significant market for our commodities. We are also actively looking for investment opportunities within China. This has involved learning about how to do business effectively and in accordance with our Business Principles through a number of relatively small investments in quarrying, manufacturing, paper making and zinc refining. We are looking at further opportunities in coal and platinum. In this context, we are particularly encouraged by the increasing emphasis, on the part of the Chinese Government, on improving mine safety and environmental standards.

Turning to Russia, during 2004 we opened a representative office in Moscow and are looking to build upon our highly successful investment in the Syktyvkar mill in the Komi Republic. We are also beginning to look for opportunities in India.

Significant Business Unit Developments

A major achievement of our strategy has been to achieve a good geographical and product balance. I believe this has been achieved and, in each of the last four years, a different business unit has been the major contributor to earnings and last year, for the first time, South America was the largest contributor. The two biggest sectoral contributors in 2004 – Base Metals and Ferrous Metals and Industries were both poor performers only two years earlier.

There is a great deal of information set out in our Annual Review, Annual Report and Report to Society. I would like to highlight a few significant developments.

In Base Metals, the performance of the Minera sur Andes operations in Chile has been very pleasing, providing a cash flow return last year of some 48% on our investment. I was in Chile last week and was most impressed by the progress being made by our teams in that country. At Los Bronces mine we have added significantly to the measured and indicated resources and we intend to complete a de-bottlenecking project at the Chagres Smelter before the end of the year. The $80 million El Soldado pit expansion project is also within budget and on time.

Within Ferrous Metals, we continue to work with interested parties to establish a way forward for our involvement in Kumba Resources which meets our iron ore objectives and produces significant black economic empowerment opportunities. We are pleased by Kumba's agreement with Transnet on the expansion of rail links to facilitate iron ore expansions in the Northern Cape.

Turning to diamonds, 2004 saw significant developments that will underpin De Beers' sustainable growth. Firstly, a settlement was reached with the US Department of

Justice of a long-standing case in respect of industrial diamonds. This will normalise the way in which De Beers does business in the United States. Secondly, in December, De Beers reached agreement with the Government of Botswana on a 25 year renewal of all four of its mining leases in Botswana.

In relation to Coal, we are increasingly engaged in the debate around climate change issues. I do not doubt that coal will continue to play an important part in meeting the energy needs of much of the developing world. We believe that such growth will be increasingly dependent upon progress being made with clean coal technologies and we are working together with our customers in this area.

In December, Anglo American and Mitsui announced approval for the $653 million Dawson coal project in Australia. In September, agreement was reached between Anglo Coal and Kumba Resources that may lead to the development of a major new coking coal mine in central Queensland while in South Africa new mines are being developed at Mafube and Isibonelo and we are jointly investigating, with BHP Billiton, the proposed expansion of coal resources in the Western Complex.

In Platinum, progress is being made in addressing significant operational challenges against a background of tough currency conditions and rising costs. Action is also being taken to address the difficult geological conditions at Amandelbult and Modikwa – although the benefits of this are unlikely to be apparent before the second half of the year, a number of expansionary and mine-life extension projects are well underway.

Safety

Chairman, you have already spoken about a number of issues of relevance to the sustainable development of the countries and communities in which we work. I would like to focus specifically, however, on safety. We were deeply disappointed that in 2004 there were 49 fatalities at our directly managed operations – five more than in the previous year. This marks the first reversal in five years in an otherwise consistently improving trend. Whilst we were encouraged by a 23% drop in our lost time injury frequency rate, the Executive Board is increasing the Group's efforts to improve safety. Tonight I will be presenting safety awards to our best performing operations as a celebration of success and as a means of highlighting best practice. We also place a consistent emphasis on visible felt leadership in enforcing our safety 'Golden Rules' and on encouraging employees to take responsibility both for the safety of themselves and for those with whom they work. In addition this year there will be a clear focus on 'near miss' incidents and on improving safety performance amongst our contractors – who account for over half of our total fatalities.

Outlook

In closing I would like to update shareholders regarding the outlook for the rest of 2005. The world economy is expected to continue growing, albeit at a somewhat slower rate. Although there are certainly grounds for concern regarding the volatility of currencies, the dollar prices for many of our mining products continue at high levels and these should more than offset the adverse impact of the weak dollar on some of our export businesses. Although we are experiencing upward pressure on costs in our

operations every effort will be made to contain these. The Group is generating substantial cash flows and is investing in a number of exciting projects which will generate attractive returns. We also have a strong balance sheet, with considerable capacity to pursue further opportunities when they arise. I believe that our geographic and product diversity, together with our expanding asset base, will continue to underpin our results in 2005.

Thank you."

For further information:

Anglo American – London

Investor Relations
Charles Gordon
Tel: +44 (0)20 7968 8933

Media Relations
Kate Aindow
Tel: +44 (0)20 7968 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

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